Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Algoma Steel Inc. Announces Fourth Quarter Results

    TSX Symbol: AGA

    SAULT STE. MARIE, ON, Feb. 8 /CNW/ - Algoma Steel Inc. today released its fourth quarter results for 2005.

    Fourth Quarter Highlights:

    -  EBITDA of $77.6 million.
    -  Net income of $55.0 million or $1.38 per share.
    -  Pension prepayment reduces tax liability.
    -  Cash and short-term investments of $434.8 million.
    -  11% Notes redeemed in January 2006.

    Algoma Steel Inc. reported net income of $55.0 million for the three months ended December 31, 2005 or $1.38 per common share on a diluted basis.
This compares to net income of $30.8 million in the third quarter and
$122.2 million in the fourth quarter of 2004. EBITDA for the fourth quarter was $77.6 million compared to $62.8 million in the third quarter and
$191.2 million in the fourth quarter of 2004. The increase from the third quarter was due mainly to higher steel prices, while the decline from the fourth quarter of 2004 was due mainly to lower steel prices and higher raw material and energy costs. In the fourth quarter, cash and short-term investments decreased by $18.3 million primarily due to an additional
$50.0 million of pension funding in the quarter.
    Denis Turcotte, President and Chief Executive Officer, commented, "Our employees have remained focused on the core business objectives which contributed to a strong quarter, including a significant production record on the Direct Strip Production Complex. Our cash and securities balance decreased by a relatively small amount despite the prepayment of a significant portion of our 2006 pension funding obligation and several other working capital payments. The Company is now debt-free following the redemption of the 11%
Notes on January 3, 2006. We continue to actively explore a number of opportunities, including possible mergers, a sale of the Company, and other business combinations."

    Financial highlights for the fourth quarter 2005 compared to previous quarters:

    <<

                                         2005                         2004
                          ------------------------------------       ------
                            Q4        Q3        Q2        Q1            Q4
                            --        --        --        --            --
                                   ($ millions except per share data)

    Sales                 $477.6    $446.4    $494.6    $499.0        $489.8
    EBITDA (1)             $77.6     $62.8    $119.1    $157.8        $191.2
    Operating Income       $63.5     $48.0    $106.2    $145.8        $179.9
    Income Before Taxes    $62.3     $51.6    $105.2    $145.1        $183.0
    Net Income             $55.0     $30.8     $64.7     $89.1        $122.2
    Net Income Per Share:
      - Basic              $1.39     $0.77     $1.61     $2.22         $3.05
      - Diluted            $1.38     $0.77     $1.60     $2.20         $3.03
    Basic weighted
     average number of
     common shares
     outstanding
     (millions)            39.53     39.97     40.13     40.12         40.12
    Steel Revenue Per
     Ton Shipped            $751      $695      $806      $859          $878
    EBITDA Per Ton
     Shipped(1)             $133      $107      $212      $287          $365

    Steel Shipments (000's of net tons)
    -----------------------------------

                                         2005                         2004
                          ------------------------------------       ------
                            Q4        Q3        Q2        Q1            Q4
                            --        --        --        --            --

        Sheet              460       478       455       436           417
        Plate              122       110       108       113           107
        Total              582       588       563       549           524

    (1) Earnings before interest, taxes, depreciation and amortization, foreign exchange, investment income and other income. This earnings measure is not a recognized measure for financial statement presentation under Canadian generally accepted accounting principles
        ("GAAP"). Non-GAAP earnings measures (such as EBITDA) do not have any standardized meaning and therefore may not be comparable to similar measures presented by other companies. The Company considers
        EBITDA to be a meaningful indicator of operations and uses it as a measure to assess its operating performance. It is included because the Company believes it can be useful in measuring its ability to service debt, fund capital expenditures and expand its business.
        EBITDA is also used by investors, analysts and the Company's lenders as a measure of the Company's financial performance.

    For further details, please see the Consolidated Financial Statements and
Management's Discussion and Analysis below.

    MANAGEMENT'S DISCUSSION AND ANALYSIS
    ------------------------------------

    The following discussion and analysis should be read in conjunction with
Management's Discussion and Analysis section of the Company's 2004 Annual
Report and the statements and notes contained in this report. This discussion of the Company's business may include forward-looking information with respect to the Company, including its business and operations and strategies, as well as financial performance and conditions. The use of forward-looking words, such as "may," "will," "expect" or similar variations, generally identify such statements. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties including the factors discussed in the Management's Discussion and Analysis section of the Company's 2004 Annual Report, the Company's 2004
Annual Information Form, the interim report to shareholders for the periods ending March 31, June 30 and September 30, 2005, and this report.
    This document has been reviewed by the Audit Committee of Algoma's Board of Directors and contains information that is current as of February 8, 2006.
Events occurring after that date could render the information contained herein inaccurate or misleading in a material respect. Additional information about
Algoma is available in the Corporation's Annual Information Form which can be accessed from SEDAR at www.sedar.com.

    Financial and Operating Results
    -------------------------------

                                       Basic   Diluted
                                      Income   Income
                                       From     From           Basic  Diluted
    (Canadian                  Income  Opera-  Opera-           Net     Net
     $ millions                 From   tions   tions          Income   Income
     except per                 Opera-  Per     Per      Net    Per     Per
     share data)        Sales   tions  Share   Share   Income  Share   Share
    -------------------------------------------------------------------------

    2005                  $       $      $       $        $      $       $

      4th Quarter        478      64    1.61    1.60      55    1.39    1.38
      3rd Quarter        446      48    1.20    1.19      31    0.77    0.77
      2nd Quarter        495     106    2.65    2.63      65    1.61    1.60
      1st Quarter        499     146    3.63    3.61      89    2.22    2.20
    -------------------------------------------------------------------------
    2004

      4th Quarter        490     180    4.48    4.46     122    3.05    3.03
      3rd Quarter        536     188    4.92    4.65     122    3.17    3.00
      2nd Quarter        440     131    3.46    3.25      78    2.05    1.93
      1st Quarter        338      47    1.53    1.37      22    0.72    0.64
    -------------------------------------------------------------------------

    The Company's profitability is highly correlated with the level of steel prices which is a major factor causing variation in quarterly operating results. Raw material and energy costs have also emerged as significant factors in the past year. Industry pricing is largely dependent on global supply, the level of steel imports into North America and economic conditions in North America. Since U.S. markets establish pricing levels, the exchange rate of the Canadian dollar to the U.S. dollar significantly impacts pricing realizations for Canadian producers.
    Pricing levels increased in the fourth quarter of 2003 and throughout the first three quarters of 2004 due to stronger global markets, particularly
China, and improved steel demand in North America. Excess steel inventories at the end of 2004 and weaker North American demand from several market sectors contributed to lower prices in 2005, reaching a low in August 2005 as excess inventories were depleted. Selling prices rose in the fourth quarter due to a better balance between supply and demand. Higher contract prices partially offset the effect of declining spot prices in 2005.
    The cost of raw materials and natural gas escalated in 2004 as input prices responded to the stronger demand. Iron ore and coal costs increased significantly in 2005. Iron ore prices, under a long-term supply agreement denominated in U.S. dollars, increased approximately 85% in 2005 versus 2004.
The increase in pricing was mitigated by the consumption of opening inventories acquired at 2004 pricing and the strengthening of the Canadian dollar. The Company purchased a portion of its coal needs in 2005 at spot prices, rather than contract pricing, due to temporary disruptions in supply from the Company's primary coal supplier. The total cost penalty in 2005, versus the fixed price contract, associated with these purchases is estimated at $18.5 million.

    Net Income
    ----------
    Net income for the three months ended December 31, 2005 was $55.0 million as compared to $30.8 million for the third quarter of 2005 and $122.2 million for the comparable quarter of 2004. The increase in net income from the previous quarter was mainly due to higher steel prices, improved product mix and the favourable impact on income taxes related to the $50.0 million pension contribution made in December, offset in part by higher administrative and selling costs. Significantly lower steel prices and higher production costs, offset in part by higher shipments and a lower tax rate, account for most of the decline in net income versus the fourth quarter of 2004.
    Net income for the twelve months ended December 31, 2005 was
$239.6 million as compared to $343.8 million for 2004. The drop in net income was mainly due to higher production costs and higher administrative and selling expenses, offset in part by higher average steel prices, higher shipments, lower profit sharing expense and an increase in investment income.

    Sales
    -----

    Revenue for the fourth quarter of 2005 was $477.6 million, an increase of
$31.2 million versus the previous quarter and a decline of $12.2 million versus the comparable period in 2004. The increase from the previous quarter was the result of higher average steel prices and an improvement in mix due mainly to an increase in plate shipments. The decrease over the fourth quarter of 2004 was mainly the result of lower steel prices, offset in part by higher steel shipments and non-steel sales. Steel prices averaged $751 per ton in the fourth quarter as compared to $695 per ton in the previous quarter and $878 per ton in the fourth quarter of 2004. Steel shipments totaled 582,400 tons for the three months ended December 31, 2005, 5,700 tons lower than the third quarter of 2005 and 58,500 tons higher than the fourth quarter of 2004. Steel inventories increased 38,000 tons during the quarter mainly due to the acquisition of slabs late in the quarter.
    For the year ended December 31, 2005, revenue totaled $1,917.6 million as compared to $1,803.1 million for 2004. Steel prices averaged $776 per ton in
2005 as compared to $762 per ton in 2004. Steel shipments totaled 2,282,600 tons in 2005, an increase of 84,400 tons from last year.

    EBITDA
    ------

    EBITDA is not intended to represent cash flow from operations, as defined by Canadian GAAP, and it should not be considered as an alternative to net earnings, cash flow from operations, or any other measure of performance prescribed by GAAP. The Company's EBITDA may also not be comparable to EBITDA used by other companies which may be calculated differently. The Company considers EBITDA to be a meaningful indicator of operations and uses it as a measure to assess its operating performance. It is included because the
Company believes it can be useful in measuring its ability to service debt, fund capital expenditures and expand its business. EBITDA is also used by investors, analysts and the Company's lenders as a measure of the Company's financial performance.

    The following table shows the reconciliation of EBITDA to net income in accordance with GAAP:

                            Three         Three         Twelve        Twelve
                            Months        Months        Months        Months
                            Ended         Ended         Ended         Ended
                           Dec. 31,      Dec. 31,      Dec. 31,      Dec. 31,
    ($ Millions)             2005          2004          2005          2004
    ------------          ----------    ----------    ----------    ---------

    Net Income              $ 55.0        $122.2        $239.6        $343.8
    Depreciation and
     Amortization             14.1          10.9          56.1          52.2
    Financial Expense
     (Income)                  1.2          (3.1)         (0.7)          7.0
    Other (Income) Expense       -           0.4          (2.3)         (1.4)
    Income Taxes               7.3          60.8         124.6         195.6
                          ----------    ----------    ----------    ---------
    EBITDA                  $ 77.6        $191.2        $417.3        $597.2
                          ----------    ----------    ----------    ---------

    EBITDA for the fourth quarter was $77.6 million compared to $62.8 million for the previous quarter and $191.2 million for the fourth quarter of 2004.
The improvement from the previous quarter was mainly due to higher average steel selling prices and an improvement in product mix (higher plate shipments), offset in part by higher administrative and selling expenses. The decline from the comparable quarter in 2004 was mainly attributable to lower steel selling prices, higher production costs and higher administrative and selling expenses, offset in part by higher steel shipments and lower employees' profit sharing. Sales of coke in the fourth quarter of 2005 totaled
27,200 tons (25,500 tons in the third quarter) and generated approximately
$7.9 million of EBITDA which was $0.8 million higher than the previous quarter. Coke sales in the fourth quarter of 2004 totaled 13,100 tons and contributed $4.9 million to EBITDA.
    Cost of sales before employees' profit sharing for the three months ended
December 31, 2005 was $368.5 million versus $363.9 million for the third quarter of 2005 and $268.5 million for the fourth quarter of 2004. The slight increase over the third quarter of 2005 was mainly attributable to the higher proportion of plate shipments. The increase over the comparable period of 2004 was mainly attributable to higher unit costs and higher steel shipments.
    Excluding employees' profit sharing expense, cost of sales per ton shipped for steel products was $576 for the three months ended December 31,
2005, an increase of $9 from the previous quarter and $112 from the comparable period in 2004. The increase in cost of sales per ton shipped over the previous quarter was mainly due to higher costs associated with natural gas, purchased coal and product mix, partly offset by the recognition of the benefit of research and development tax credits and the favourable effect of higher production levels in steelmaking and the Direct Strip Production
Complex. The increase over the fourth quarter of 2004 was mainly attributable to higher costs for iron ore and certain other raw materials and higher natural gas prices, offset in part by the recognition of the benefit of research and development tax credits. A stronger Canadian dollar on average versus the U.S. dollar resulted in a mitigating effect on input costs that are
U.S. sourced during the fourth quarter.
    Cost of sales per ton shipped for steel products, excluding employees'
profit sharing expense, averaged $560 for the year ended December 31, 2005,
$105 per ton higher than the comparable period in 2004. The increase was mainly due to higher costs for iron ore, coal, alloys, natural gas, scrap and employment expenses. A stronger Canadian dollar versus the U.S. dollar (7.4%)
resulted in a partial offset from higher input prices for most raw materials.
    A $5.9 million ($10 per ton) expense for employees' profit sharing was recorded in the fourth quarter versus a $4.4 million expense ($7 per ton) in the third quarter and $15.6 million ($30 per ton) for the three months ended
December 30, 2004. Employees' profit sharing expense for the year ended
December 31, 2005 totaled $31.5 million ($14 per ton) as compared to
$51.7 million ($24 per ton) in 2004.
    Raw steel production for the three months ended December 31, 2005 totaled
671,000 tons versus 628,000 tons for the previous quarter and 648,000 tons for the fourth quarter of 2004. The Company's Direct Strip Production Complex
(DSPC) set new records for both monthly and quarterly production levels. Raw steel production for the year totaled 2,577,000 tons, an increase of 45,000 tons over 2004.
    Administrative and selling expenses totaled $25.6 million in the fourth quarter as compared to $15.3 million for the three months ended September 30,
2005 and $14.5 million for the comparable period in 2004. The main reasons for the increase over the third quarter was a $4.5 million accrual for management bonuses, the recognition of a $4.0 million donation to the local hospital, and an accrual for consulting costs related to research and development tax credits of $1.3 million. For the year ended December 31, 2005, administrative and selling expenses totaled $69.9 million, $19.1 million higher than 2004.
Expenditures for 2005 were higher than 2004 mainly due to higher consulting and legal fees associated with the Company's strategic alternatives review, higher stock compensation expense and executive bonuses, non-capital expenditures associated with the business systems renewal project, and the recognition of a donation.

    Depreciation and Amortization
    -----------------------------

    Depreciation and amortization was $14.1 million for the three months ended December 31, 2005 as compared to $16.4 million for the third quarter and
$10.9 million for the comparable period in 2004. For the year ended
December 31, 2005, depreciation and amortization totaled $56.1 million versus
$52.2 million for 2004. The increase is a reflection of higher spending levels in the past two years.

    Financial Expense (Income)
    --------------------------

    A net foreign exchange loss of $0.5 million was realized in the fourth quarter of 2005 as compared to a foreign exchange gain of $4.0 million in the third quarter and a gain of $5.5 million in the fourth quarter of 2004. For the year ended December 31, 2005, a foreign exchange gain of $3.7 million was realized versus a $9.2 million gain for 2004. The net exchange gain or loss is associated with the Company's assets and liabilities denominated in U.S. funds with the most significant item being the U.S. $125 million of long-term debt.
The Canadian dollar closed 2005 at $0.86 versus the U.S. dollar, virtually unchanged from the closing rate at September 30, 2005 and up from the closing rate of 2004 of $0.83.
    Interest expense, net of investment income, was $0.7 million for the three months ended December 31, 2005 as compared to $0.4 million for the three months ended September 30, 2005 and $2.4 million for the fourth quarter of
2004. For the year ended December 31, 2005, interest expense, net of investment income, was $3.0 million versus $16.2 million for 2004. The reduction in net interest expense versus 2004 is directly related to an increase in investment income from the Company's cash and short-term investments.

    Provision for Income Taxes
    --------------------------

    The fourth quarter provision for income taxes was $7.3 million (11.7%)
compared to $20.8 million (40.3%) in the third quarter of 2005 and
$60.8 million (33.2%) in the fourth quarter of 2004. The effective tax rate for the fourth quarter of 2005 is significantly lower than the Company's statutory rate of 34% because a future income tax asset had not previously been recognized in respect of the unfunded portion of the post-fresh start pension expense. The $50.0 million contribution made in December resulted in the realization of a tax asset and a reduction in the tax provision. The current portion of the provision in the quarter, which will result in cash taxes payable, was $5.0 million versus $14.6 million in the third quarter of
2005 and $12.6 million for the fourth quarter of 2004. The Company has utilized all of its non-capital loss carry-forwards at December 31, 2005.
    Included in the current future tax asset at December 31, 2005 is an
$8.0 million tax benefit relating to provincial minimum tax credits that is expected to be realized in 2006. The largest component of the current future tax liability is the net tax effect of the unrealized foreign exchange gain to be realized on the redemption of the 11% Notes and the Company's available capital loss carry-forwards. The long-term future tax liability of
$136.8 million reflects cumulative tax depreciation deducted in excess of book amortization. For further information, see note 7 of the Notes to Interim
Consolidated Financial Statements.

    Financial Resources and Liquidity
    ---------------------------------

    Cash provided by operating activities was $6.6 million for the three months ended December 31, 2005 compared to $220.1 million for the three months ended December 31, 2004. Included in the fourth quarter of 2005 is a pension contribution of $50.0 million representing a prepayment of $44.0 million towards 2006 funding and a $6.0 million adjustment to 2005 funding. The quarter also included an advance on the 2005 profit sharing of $16.8 million.
    Non-cash operating working capital increased by $22.4 million in the quarter as compared to a decrease of $28.4 million for the fourth quarter of
2004. Accounts payable and accrued liabilities decreased $42.6 million in the fourth quarter of 2005. The decrease was mainly attributable to a reduction in the profit sharing liability primarily because of the advance payment noted
above, a reduction in the accrual for natural gas purchases, and the payment of the remainder of the liability for higher iron ore prices. Accounts receivable decreased $12.7 million in the quarter mainly due to lower sales in the month of December 2005 compared to September 2005. The decrease in non-
cash working capital of $28.4 million in the fourth quarter of 2004 was mainly due to a decrease in accounts receivable of $41.2 million because of lower sales volumes and prices and an increase in accounts payable and accrued liabilities of $26.6 million mainly due to an increase in the profit sharing accrual, offset by an increase in inventories of $34.3 million due to higher steel inventories.
    For the year ended December 31, 2005, cash provided by operating activities was $313.1 million compared to $430.8 million for the year ended
December 31, 2004. Non-cash operating working capital increased by $6.8 million in 2005 compared to an increase of $111.8 million in 2004. The increase in 2005 was mainly the result of an increase in inventories of
$79.6 million, offset by an increase in accounts payable and accrued liabilities of $25.9 million and an increase in income and other taxes payable of $47.2 million. The increase in inventories was mainly attributable to higher quantities and unit costs of iron ore and steel inventories. The increase in accounts payable and accrued liabilities was mainly attributable to the timing of accounts payable and natural gas purchases, offset by a reduction in the profit sharing accrual. The increase in 2004 was mainly the result of an increase in accounts receivable of $123.7 million due to significant increases in steel prices and an increase in inventories of
$28.8 million mainly due to higher input costs, offset by an increase in accounts payable and accrued liabilities of $44.7 million mainly due to an increase in the profit sharing accrual and the timing of payments.
    Investing activities for the three months ended December 31, 2005 included capital expenditures of $17.2 million, whereas investing activities in the fourth quarter of 2004 included capital expenditures of $10.7 million and an increase in short-term investments of $76.4 million. For the year ended
December 31, 2005, capital expenditures were $56.5 million compared to
$42.4 million for the same period in 2004. For the year ended December 31,
2004, investing activities also included an increase in short-term investments of $266.8 million and proceeds on the sale of capital assets of $15.0 million related to the sale of tube mill assets and surplus land.
    Financing activities for the three-month period ended December 31, 2005 included the purchase and cancellation of shares totaling $8.1 million pursuant to a normal course issuer bid initiated in the third quarter. The
Company has not purchased any common shares since mid-October and has indefinitely suspended this purchase program until certain strategic issues are finalized. There were no significant financing activities in the fourth quarter of 2004. For the year ended December 31, 2005, financing activities included the payment of a special dividend totaling $238.2 million and the purchase and cancellation of shares totaling $38.0 million. Financing activities for the year ended December 31, 2004 included proceeds of a common share issue of $81.6 million, payment of deferred interest on long-term debt of $9.3 million, and a decrease in bank indebtedness of $20.4 million.
    Unused availability under the revolving credit facility at December 31,
2005 increased to $178.2 million compared to $175.4 million at September 30,
2005 due to a decrease in the outstanding letters of credit.

    Redemption of 11% Notes
    -----------------------

    The Company's U.S. $125 million of outstanding 11% Notes, that were to mature on December 31, 2009, were redeemed on January 3, 2006 at a premium of
105.5% of the principal balance. The premium totaled $7.9 million and was charged to expense in January 2006. The total payment to redeem the Notes approximated $153 million.

    Paulson's Requisition of Special Shareholders' Meeting
    ------------------------------------------------------

    Algoma's Board called a shareholders' meeting for March 22, 2006 in response to a requisition by Paulson & Co. Inc. to consider several resolutions. Paulson is seeking to replace the majority of Algoma's Board of
Directors and have a new board consider substantial distributions of Algoma's capital. The Algoma Board chose that date in order to allow time for the
Company to seek a ruling from the Canada Revenue Agency clarifying the tax consequences to Algoma and its shareholders related to the novel structure proposed by Paulson. Paulson had asked the Ontario Court to rule that the meeting be held at an earlier date. The Ontario Superior Court of Justice rejected the application by Paulson to change the date for the meeting. The
Court's ruling helps ensure that Algoma's shareholders will have the information they reasonably require to form a reasoned judgment on the business to be considered at the requisitioned meeting. The Company expects to mail the related Management Circular in late February.

    TRADE
    -----

    The Canadian International Trade Tribunal (CITT), on November 30, 2005,
initiated an Expiry Review of the finding on flat hot-rolled carbon and alloy sheet and strip. The finding relates to the dumping of product originating in or exported from Brazil, Bulgaria, the People's Republic of China, Chinese
Taipei, India, the former Yugoslav Republic of Macedonia, South Africa,
Ukraine and the Federal Republic of Yugoslavia, and the subsidizing of product originating in or exported from India. The decision by the CITT as to whether to continue or rescind the finding is expected by mid-August 2006.

    OUTLOOK
    -------

    Although general steel pricing levels have been relatively stable in recent months, steel pricing realizations may decline slightly in the first quarter versus the fourth quarter due, in part, to the effects of a stronger
Canadian dollar. The Company does not expect any major changes to unit costs in the first quarter versus the fourth quarter. Selling prices and costs are subject to a high degree of variability and certain factors causing potential variability are noted in the last paragraph of this Outlook section. Steel shipments are expected to exceed 600,000 tons in the first quarter. The
Company earned $7.9 million (pre-tax) from coke sales in the fourth quarter of
2005, but does not expect to ship any coke in the first quarter of 2006.
    The Company expects a price increase on iron ore in 2006 and is currently making payments to its ore supplier based on their estimate of an increase of
15%. The actual increase could vary significantly from this estimate depending on global pricing, but iron ore inventory from 2005 is expected to minimize the effect of any increase on production costs during the first quarter.
    The Company expects to pay its remaining 2005 income tax liability of approximately $54 million in late February and distribute the remaining
$14.7 million of the profit sharing liability in March and April 2006. The
Company is obligated to make monthly income tax installments in 2006 relative to 2006 taxes. The redemption of the 11% Notes for $153 million and the payment of the 2005 income tax liability will result in a substantial reduction to the cash and short-term investments balance.
    The prepayment of $44 million of the 2006 pension funding obligations is expected to eliminate pension funding for the first nine months of 2006. The absence of pension funding during this period is expected to increase the income tax provision rate due to the absence of the tax deduction.
    Algoma has concluded contractual arrangements respecting approximately
85% of its coal requirements for 2006. Arrangements for the remaining 15% are expected to be concluded in the next few months. Algoma estimates its coal costs per ton in 2006 will be approximately 10% higher than 2005 costs. The delivered cost per ton of coal consumed in 2005 was approximately $97 per dry ton which includes the effect of purchased coal penalties incurred in 2005.
The projected increase over 2005 is moderated by several factors which include the effect of lower-cost coal at previous contract pricing to be consumed in the first half of 2006, and the assumption that the current higher level of the Canadian dollar is maintained. Management cautions that actual coal costs are subject to many variables and could vary significantly from these estimates. These variables include the value of the Canadian dollar, shipment reliability against contracts, actual prices for the remaining 15% of coal purchases, the mix of coal used, and cokemaking production levels.
    In 2005, 100% of coal inventories were carried by Algoma's primary coal supplier until the point of consumption. In 2006, approximately 66% of
Algoma's coal requirements will be carried by the primary supplier in this fashion. The balance will be purchased from other suppliers at the point of delivery of the coal to Algoma. As a result, coal inventory levels are expected to increase over 2005 commencing in April 2006, peaking at about
$25 million at year-end due to the normal seasonal build.
    The Company holds a 10% revenue royalty on lands near Wawa, Ontario (the
"Leadbetter Extension Property") on which Dianor Resources Inc. is conducting a diamond exploration program. Dianor has reported the occurrence of diamonds in the surface sampling and drilling that it has conducted to date. Algoma also owns lands abutting the Leadbetter Extension Property. Dianor is a public company listed on the TSX Venture Exchange (DOR).
    The Company plans on shutting down its blast furnace in the second half of 2006 for a period of 15 days to perform remedial work. Capital expenditures related to this outage are currently estimated at $11 million and related expenses are estimated at $7 million.
    Capital expenditures are projected to increase to $80 million in 2006 from $56.5 million in 2005. The increase is due, in part, to underspending in the previous five years, but also includes the effect of the blast furnace outage and capital spending on the Business Systems Renewal Project.
    This outlook contains forward-looking statements with respect to market conditions, prices, operating costs and shipments. Some factors, among others, that could affect market conditions, steel prices, costs and shipments include global and North American product demand, product mix, level of contract sales, foreign exchange rates, global steel production levels, plant operating performance, North American production levels and capacity utilization, natural gas prices and usage, raw materials availability and prices, changes in environmental, tax and other laws, and North American and global economic performance and political developments. Steel shipments and prices could be affected by import levels and government actions or lack of actions with regard to imports. These risks and uncertainties are described in greater detail in the Management Discussion and Analysis section of the 2004 Annual
Report.

    FOURTH QUARTER CONFERENCE CALL
    ------------------------------

    The Company will conduct a conference call on fourth quarter earnings on
Thursday, February 9 at 2:00 p.m. EST. In order to listen to the call, phone
416-641-6696 or visit the Algoma Steel website at www.algoma.com and click on
"Investors", then "Webcasts and Presentations", then "Webcast of Q4-2005
Quarterly Analyst Call". For more information on Algoma Steel, visit its website at www.algoma.com.

    This news release contains forward-looking information with respect to
Algoma's operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Algoma's 2004 Annual
Report.

    Algoma Steel Inc.
    Consolidated Statements of Income and Retained Earnings (Unaudited)
    (millions of Canadian dollars - except per share amounts)

                            Three         Twelve        Three        Twelve
                            months        months        months       months
                            Ended         Ended         Ended        Ended
                          December 31  December 31   December 31  December 31
                             2005          2005          2004         2004
                          ----------    ----------    ----------    ---------

    Sales                 $  477.6      $1,917.6      $  489.8      $1,803.1
                          ----------    ----------    ----------    ---------
    Operating expenses
      Cost of sales
       (before the
       following item)       368.5       1,398.9         268.5       1,103.4
      Employees' profit
       sharing                 5.9          31.5          15.6          51.7
                          ----------    ----------    ----------    ---------
                             374.4       1,430.4         284.1       1,155.1
      Administrative
       and selling            25.6          69.9          14.5          50.8
      Depreciation and
       amortization           14.1          56.1          10.9          52.2
                          ----------    ----------    ----------    ---------
                             414.1       1,556.4         309.5       1,258.1
      Other income
       (expense)                 -           2.3          (0.4)          1.4
                          ----------    ----------    ----------    ---------
    Income from
     operations               63.5         363.5         179.9         546.4
    Financial expense
     (income)
      Interest on long-
       term debt (note 3)      4.0          16.7           4.2          18.5
      Foreign exchange
       loss (gain)             0.5          (3.7)         (5.5)         (9.2)
      Other interest           0.4           1.8           0.4           2.3
      Investment income       (3.7)        (15.5)         (2.2)         (4.6)
                          ----------    ----------    ----------    ---------
                               1.2          (0.7)         (3.1)          7.0
                          ----------    ----------    ----------    ---------
    Income before
     income taxes             62.3         364.2         183.0         539.4
    Income taxes
     (note 7)
      Current                  5.0          60.6          12.6          14.3
      Future                   2.3          64.0          48.2         181.3
                          ----------    ----------    ----------    ---------
                               7.3         124.6          60.8         195.6
                          ----------    ----------    ----------    ---------
    Net income            $   55.0      $  239.6      $  122.2      $  343.8
                          ----------    ----------    ----------    ---------
                          ----------    ----------    ----------    ---------
    Net income per
     common share
     (note 5)
      Basic               $   1.39      $   6.04      $  3.05       $   9.35
                          ----------    ----------    ----------    ---------
                          ----------    ----------    ----------    ---------
      Diluted             $   1.38      $   6.00      $  3.03       $   8.83
                          ----------    ----------    ----------    ---------
                          ----------    ----------    ----------    ---------
    Weighted average
     number of common
     shares outstanding
     - millions (note 5)
      Basic                  39.53         39.68         40.12         36.74
                          ----------    ----------    ----------    ---------
                          ----------    ----------    ----------    ---------
      Diluted                39.77         39.94         40.38         38.96
                          ----------    ----------    ----------    ---------
                          ----------    ----------    ----------    ---------
    Retained earnings
      Balance, beginning
       of period          $  297.8      $  367.1      $  244.9      $   23.7
      Net income              55.0         239.6         122.2         343.8
      Dividends                  -        (238.2)            -             -
      Purchase and
       cancellation of
       shares (note 4)        (6.8)        (22.5)            -             -
      Redemption of
       1% Notes                  -             -             -          (0.2)
      Accretion of equity
       component of
       convertible debt          -             -             -          (0.2)
                          ----------    ----------    ----------    ---------
      Balance, end
       of period          $  346.0      $  346.0      $  367.1      $  367.1
                          ----------    ----------    ----------    ---------
                          ----------    ----------    ----------    ---------

    -------------------------------------------------------------------------
    SUPPLEMENTAL NON-FINANCIAL INFORMATION

    Operations
     (thousands of
     net tons)
      Raw steel
       production              671         2,577           648         2,532
      Steel shipments          582         2,283           524         2,198

    See accompanying notes.

    Algoma Steel Inc.
    Consolidated Balance Sheets (Unaudited)
    (millions of Canadian dollars)

                                                   December 31   December 31
                                                       2005          2004
                                                   ------------  ------------
    Current assets
      Cash and cash equivalents                     $    172.6    $    186.2
      Short-term investments                             262.2         267.0
      Accounts receivable                                256.2         257.9
      Inventories                                        321.5         241.9
      Prepaid expenses                                    18.0          16.0
      Future income taxes (note 7)                        10.0          59.4
                                                   ------------  ------------
                                                       1,040.5       1,028.4
                                                   ------------  ------------
      Capital assets, net                                641.5         642.1
      Deferred charges                                     1.5           2.9
                                                   ------------  ------------
    Total assets                                    $  1,683.5    $  1,673.4
                                                   ------------  ------------
                                                   ------------  ------------
    Current liabilities
      Accounts payable and
       accrued liabilities                          $    153.6    $    138.5
      Income and other taxes payable                      57.0           9.8
      Accrued pension liability and
       post-employment benefit obligation                 25.9          42.6
      11% Notes payable (note 3)                         145.4             -
      Future income tax liability                          4.7             -
                                                   ------------  ------------
                                                         386.6         190.9
                                                   ------------  ------------

      Long-term debt (note 3)                                -         150.3
      Accrued pension liability and
       post-employment benefit obligation                257.4         271.5
      Other long-term liabilities                          9.2           8.6
      Future income tax liability (note 7)               136.8         139.8
                                                   ------------  ------------
                                                         403.4         570.2
                                                   ------------  ------------
    Shareholders' equity
      Capital stock (notes 4 & 6)                        306.6         318.5
      Contributed surplus (notes 4 & 7)                  240.9         226.7
      Retained earnings                                  346.0         367.1
                                                   ------------  ------------
                                                         893.5         912.3
                                                   ------------  ------------
    Total liabilities and shareholders' equity      $  1,683.5    $  1,673.4
                                                   ------------  ------------
                                                   ------------  ------------

    Algoma Steel Inc.
    Consolidated Statements of Cash Flows (Unaudited)
    (millions of Canadian dollars)

                            Three         Twelve        Three        Twelve
                            months        months        months       months
                            Ended         Ended         Ended        Ended
     Cash provided by     December 31   December 31   December 31 December 31
      (used in)              2005          2005          2004         2004
                          ----------    ----------    ----------    ---------
    Operating activities
      Net income          $   55.0      $  239.6      $  122.2      $  343.8
      Payment of
       deferred
       compensation              -         (10.0)            -         (10.0)
      Prepayment of
       2006 pension
       funding (note 8)      (44.0)        (44.0)            -             -
      Funding of long-
       term pension
       liability                 -             -             -         (40.0)
      Adjustments and
       items not affecting
       cash:
        Depreciation
         and amortization     14.1          56.1          10.9          52.2
        Pension expense
         in excess of
         (less than)
         payments
         (note 8)             (3.4)          0.3           1.4           3.3
        Post employment
         expense in
         excess of
         payments
         (note 8)              3.0          12.9           1.6           6.5
        Future income
         tax expense           2.3          64.0          48.2         181.3
        Utilization of
         pre-reorganization
         tax credits             -             -          13.5          13.5
        Exchange gain
         on long-term debt
         & accrued interest      -          (4.9)         (7.5)        (11.4)
        Loss on disposal
         of assets             0.3             -             -             -
        Stock-based
         compensation          0.4           3.6           0.1           0.7
        Other                  1.3           2.3           1.3           2.7
                          ----------    ----------    ----------    ---------
                              29.0         319.9         191.7         542.6
      Changes in
       non-cash
       operating
       working
       capital               (22.4)         (6.8)         28.4        (111.8)
                          ----------    ----------    ----------    ---------
                               6.6         313.1         220.1         430.8
                          ----------    ----------    ----------    ---------
    Investing activities
      Decrease
       (increase) in
       short-term
       investments            (1.8)          4.8         (76.4)       (266.8)
      Capital asset
       expenditures          (17.2)        (56.5)        (10.7)        (42.4)
      Proceeds on sale
       of capital assets       0.1           1.1           0.4          15.0
                          ----------    ----------    ----------    ---------
                             (18.9)        (50.6)        (86.7)       (294.2)
                          ----------    ----------    ----------    ---------
    Financing activities
      Net proceeds
       from common
       shares issued             -             -             -          81.6
      Redemption of 1% Notes     -             -             -          (1.8)
      Dividends                  -        (238.2)            -             -
      Purchase and
       cancellation of
       shares (note 4)        (8.1)        (38.0)            -             -
      Tax benefit of
       share issue costs       0.3           0.3           0.3           0.3
      Other                      -          (0.1)         (0.1)         (0.3)
      Decrease in other
       long-term liabilities     -          (0.2)         (0.1)         (0.7)
      Proceeds on
       exercise of share
       options                   -           0.1             -           0.2
      Payment of deferred
       interest on
       long-term debt            -             -             -          (9.3)
      Decrease in bank
       indebtedness              -             -             -         (20.4)
                          ----------    ----------    ----------    ---------
                              (7.8)       (276.1)          0.1          49.6
                          ----------    ----------    ----------    ---------
    Cash and cash
     equivalents
      Change during
       the period            (20.1)        (13.6)        133.5         186.2
      Balance, beginning
       of period             192.7         186.2          52.7             -
                          ----------    ----------    ----------    ---------
      Balance, end
       of period          $  172.6      $  172.6      $  186.2      $  186.2
                          ----------    ----------    ----------    ---------
    Changes in non-cash
     operating working
     capital
      Accounts receivable $   12.7      $    1.7      $   41.2      $ (123.7)
      Inventories              2.9         (79.6)        (34.3)        (28.8)
      Prepaid expense          5.2          (2.0)         (1.6)         (5.8)
      Accounts payable
       and accrued
       liabilities           (42.6)         25.9          26.6          44.7
      Income and other
       taxes payable          (0.6)         47.2          (3.5)          1.8
                          ----------    ----------    ----------    ---------
                          $  (22.4)     $   (6.8)     $   28.4      $ (111.8)
                          ----------    ----------    ----------    ---------

    See accompanying notes.

    Algoma Steel Inc.
    Notes to Interim Consolidated Financial Statements (Unaudited)
    (millions of Canadian dollars)

    1.  Basis of presentation and accounting policies

        These interim consolidated financial statements have been prepared using the same accounting principles and methods as were used for the consolidated financial statements for the year ended December 31,
        2004. Management is required to make estimates and assumptions that affect the amounts reported in the interim financial statements.
        Management believes that the estimates are reasonable; however, actual results could differ from these estimates. The disclosures in these interim consolidated financial statements do not meet all disclosure requirements of Canadian generally accepted accounting principles ("GAAP") for annual financial statements and they should be read in conjunction with the annual consolidated financial statements of the Company for the year ended December 31, 2004 and the notes thereto.

        Certain items in the comparative consolidated financial statements have been reclassified to conform to the presentation adopted in the current period.

    2.  Banking facilities

        The Corporation's Loan and Security Agreement ("Agreement") with its bank provides the Corporation with a revolving credit facility
        ("Revolving Facility") with financing equal to the lesser of
        $200 million and a borrowing base determined by the levels of the
        Corporation's accounts receivable and inventories less certain reserves. At December 31, 2005, there was $178.2 million of unused availability under the Revolving Facility after taking into account
        $21.8 million of outstanding letters of credit. The Corporation is required to maintain a minimum availability of $25 million. The
        Revolving Facility matures on September 3, 2007 and is collateralized by a first charge on short-term investments, accounts receivable and inventories. Borrowings can be made in either Canadian or United
        States (U.S) funds at rates fluctuating between 0.75% and 1.5% above either the Canadian prime bank rate or the U.S. base rate or, at the
        Corporation's option, at rates fluctuating between 1.75% and 2.5%
        over bankers' acceptance rate or London interbank offering rate.

    3.  Long-term debt

                                                   December 31   December 31
                                                       2005          2004
                                                   ------------  ------------
        Secured 11% Notes maturing
         December 31, 2009, principal
         value U.S. $125 million                      $  145.4      $  150.3
        Less: current portion                            145.4             -
                                                   ------------  ------------
                                                      $      -      $  150.3
                                                   ------------  ------------
                                                   ------------  ------------

        On November 2, 2005, the Corporation approved the irrevocable redemption of the 11% Notes that mature December 31, 2009 (note 9).
        The Notes were subsequently redeemed on January 3, 2006 (see note 9).

    4.  Share Capital

        Authorized - Unlimited common shares

        The following table summarizes the share capital transactions since
        December 31, 2004:

                                                  Common Shares
                              -----------------------------------------------
                                                            Issued and
                                    To Be Issued            Outstanding
                              ----------------------- -----------------------
                                            Stated                  Stated
                              No. Shares    Capital   No. Shares    Capital
                              ----------- ----------- ----------- -----------
        Balance at
         December 31, 2004         2,800   $     0.1  40,117,587   $   318.4
        Shares purchased and
         cancelled under normal
         course issuer bid                            (1,590,100)      (12.7)
        Tax benefit of share
         issue costs                                           -         0.3
        Stock options exercised                           30,336         0.1
        Directors' Share Award
         Plan (note 6):
          Shares granted          12,931         0.4
          Shares issued          (15,250)       (0.5)     15,250         0.5
                              ----------- ----------- ----------- -----------
        Balance at
         December 31, 2005           481   $       -  38,573,073   $   306.6
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

        In August 2005, the Corporation filed a normal course issuer bid which entitles the Corporation to acquire up to 3,291,123 of its common shares between August 8, 2005 and August 7, 2006. All purchases are to be made on the open market at the market price at the time of the purchase. All shares acquired pursuant to the bid are cancelled. During the three months ended December 31, 2005, 384,700 shares (twelve months ended December 31, 2005 - 1,590,100 shares)
        were purchased and cancelled in the amount of $8.1 million (twelve months ended December 31, 2005 - $38.0 million) under the program. In addition, during the three months ended December 31, 2005, 185,900 shares purchased in the third quarter in the amount of $4.3 million were cancelled. The excess of the purchased cost of these shares over the average paid-in amount was $7.9 million during the quarter
        (twelve months ended December 31, 2005 - $25.3 million), which was charged $1.1 million (twelve months ended December 31, 2005 -
        $2.8 million) to contributed surplus and $6.8 million (twelve months ended December 31, 2005 - $22.5 million) to retained earnings.

    5.  Earnings per share

        Basic net income per common share is calculated by adjusting reported net income by the net charge to retained earnings related to the accretion of the equity component of the 1% convertible Notes and the redemption of the 1% convertible Notes. Diluted net income per common share assumes the dilutive effect of the conversion of the 1%
        convertible Notes at the conversion price and the exercising of any share options and restricted share units (note 6).

                            Three         Twelve        Three        Twelve
                            months        months        months       months
                            Ended         Ended         Ended        Ended
                          December 31  December 31   December 31  December 31
                             2005          2005          2004         2004
                          ----------    ----------    ----------    ---------
    Basic
      Net income          $   55.0      $  239.6      $  122.2      $  343.8
      Convertible long-
       term debt - net
       charge to
       retained earnings         -             -             -          (0.4)
                          ----------    ----------    ----------    ---------
      Net income
       attributable
       to common
       shareholders       $   55.0      $  239.6      $  122.2      $  343.4
                          ----------    ----------    ----------    ---------
                          ----------    ----------    ----------    ---------
    Diluted
      Net income          $   55.0      $  239.6      $  122.2      $  343.8
      Convertible long-
       term debt - net
       charge to income          -             -             -           0.1
                          ----------    ----------    ----------    ---------
      Net income
       attributable
       to common
       shareholders        $  55.0      $  239.6      $  122.2      $  343.9
                          ----------    ----------    ----------    ---------
                          ----------    ----------    ----------    ---------
    Basic weighted
     average number
     of common shares
     outstanding             39.53         39.68         40.12         36.74
    Common shares issued
     on the assumed
     conversion of
     convertible
     long-term debt              -             -             -          1.91
    Common shares issued
     on the assumed
     exercising of employee
     share options and
     restricted share
     units                    0.24          0.26          0.26          0.31
                          ----------    ----------    ----------    ---------
    Diluted weighted
     average number of
     common shares
     outstanding             39.77         39.94         40.38         38.96
                          ----------    ----------    ----------    ---------
                          ----------    ----------    ----------    ---------

    6.  Stock-based compensation plans

        During the twelve months ended December 31, 2005, 12,931 shares
        (twelve months ended December 30, 2004 - 36,271) were awarded under the share award plan with an average fair market value of $30.33 per share (twelve months ended December 31, 2004 - $9.88) including no shares (2004 - no shares) awarded in the fourth quarter. There were no options (2004 - no options) granted in the fourth quarter and
        281,480 options (2004 - 153,785) were granted in the twelve months ended December 31, 2005 with a weighted average exercise price of
        $28.98 per share (2004 - $8.00), and an estimated weighted average fair value of $15.69 per option (2004 - $4.35) determined using the
        Black-Scholes model. There were no restricted share units (2004 - no restricted share units) granted in the fourth quarter and 92,294 restricted share units (2004 - 43,480) were granted in the twelve months ended December 31, 2005 with a grant-date fair value of $26.03 per unit (2004 - $8.00).

        The compensation expense recognized for all awards granted under these plans for the three and twelve-month periods ended December 31,
        2005 was $0.4 million and $3.6 million respectively, and for the three and twelve-month periods ended December 31, 2004 was $0.1 million and $0.7 million respectively.

    7.  Income taxes

        The Corporation's effective income tax rate for the three months ended December 31, 2005 is lower than its statutory manufacturing and processing rate of 34% because a future tax asset had not previously been recognized in respect of the $50.0 million pension contribution made in December. The effective rate for 2004 was higher than the statutory rate primarily due to a valuation allowance that was taken against future tax assets arising in the period.

        In 2004, the Corporation requested amendments to prior years' Federal and Provincial income tax returns in order to maximize tax depreciation deductions. The amendments resulted in an increase in the future tax asset in respect of tax loss carry-forwards and a corresponding increase in the future tax liability related to tax depreciation deducted in excess of book amortization.

        The amended Federal and Ontario non-capital losses are both nil at
        December 31, 2005. The Corporation's estimate of non-capital losses has not been reviewed by the Canada Revenue Agency and may be subject to change. Any future tax benefit recognized in respect of unrecorded tax assets that arose prior to fresh start accounting are recorded as an increase to contributed surplus. For the three and twelve months ended December 31, 2005, this increase to contributed surplus was
        $2.3 million and $12.8 million, respectively and for the three and twelve-month periods ended December 31, 2004, was $14.3 million and
        $114.5 million, respectively.

    8.  Pension and other post-employment benefits

        Pension expense for the three and twelve-month periods ended
        December 31, 2005 was $13.4 million (2004 - $9.1 million) and
        $53.1 million (2004 - $35.4 million), respectively.

        The Corporation made an advance contribution to its pension plan of
        $50.0 million in December in order to reduce 2005 income taxes and generate higher returns on the pension fund assets as compared to cash balances. This payment represents a prepayment of $44.0 million towards 2006 funding and a $6.0 million adjustment to 2005 funding.

        Post-employment benefits expense for the three and twelve-month periods ended December 31, 2005 was $6.8 million (2004 - $5.0 million) and $27.1 million (2004 - $19.9 million), respectively.

    9.  Subsequent event

        The 11% Notes that were to mature on December 31, 2009 were redeemed on January 3, 2006 at a premium of 105.5% of the principal balance.
        The premium totaled $7.9 million and was charged to expense in
        January 2006.

    >>
    %SEDAR: 00001257E          %CIK: 0000943945

    /For further information: Glen Manchester, Vice President Finance and
Chief Financial Officer, Phone: (705) 945-2470/
    (AGA.)

CO:  Algoma Steel Inc.

CNW 17:00e 08-FEB-06